17009285

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549

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SEC Mail Processing Section
MAR 01 2017
Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67948

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 AND ENDING December 31, 2016

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Pharus Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

551 Fifth Avenue, Suite 1125
(No. and Street)

New York	**NY**	**10176**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ken Harrell **212 904-0101**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leigh J Kremer CPA
(Name- if individual, state last, first, middle name)

95 Locust Avenue	**Red Bank**	**NJ**	**07701**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Ken Harrell**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Pharus Securities, LLC**, as of **December 31, 2016**, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

02|28|2017

Alyssa Valencia
Notary Public, State of New York
NO. 01VA6342343
Qualified in Kings County
Commission Expires 05/23/2020

Signature

President

Title

Alyssa Valencia

Notary Public

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [X] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for determination of the Reserve Requirements Under Exhibit A of rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

PHARUS SECURITIES, LLC
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
AT DECEMBER 31, 2016

PHARUS SECURITIES, LLC
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
AT DECEMBER 31, 2016

Table of Contents

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, PCAOB

Phone (732) 747-6565
Fax (732) 747-1230
LKremerCPA.com

95 Locust Avenue
Red Bank, NJ 07701
LeighKremer@verizon.net

Independent Auditor's Report

The Member
Pharus Securities, LLC

We have audited the accompanying statement of financial condition of Pharus Securities, LLC, as of December 31, 2016, and the related statements of operations, changes in member equity, and cash flows for the year then ended. These financial statements are the responsibility of Pharus Securities, LLC's management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pharus Securities, LLC., as of December 31, 2016, and the results of operations, changes in member equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying supplemental information including Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III - Exemptive Provision under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the

financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. section 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Leigh J. Kremer, CPA
Red Bank, New Jersey
February 22, 2017

Pharus Securities, LLC
Statement of Financial Condition
As of December 31, 2016

ASSETS	
Current assets:	
Cash	$74,802
Prepaid expenses	10,459
Total Current Assets	$85,261
Other assets:	
Equity investment- at cost	250,000
Total Assets	$335,261
LIABILITIES & MEMBER EQUITY	
Current liabilities:	
Accounts payable & accrued expenses	$15,953
Total Current Liabilities	$15,953
Member Equity:	
Common units	$94,000
Retained earnings	225,308
Member equity	319,308
Total Liabilities & Member Equity	$335,261

Please see the notes to the financial statements.

Pharus Securities, LLC
Statement of Operations
For the Year Ended December 31, 2016

Success fees income	$1,298,572
Retainer income	15,796
Capital gains	271,539
Client expenses	(23,820)
Net revenues	$1,562,087
General and administrative expenses:	
Professional fees	$56,002
Salaries	425,000
Rent expense	72,000
General administration	16,689
Total general and administrative expenses	569,691
Net income before income tax provision	$992,396
Provision for income taxes	0
Net income	$992,396

Please see the notes to the financial statements.

Pharus Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

Operating activities:	
Net income	$992,396
Changes in other operating assets and liabilities:	
Prepaid expenses	1,793
Accounts payable & accrued expenses	11,662
Net cash provided by operations	$1,005,851
Financing activities:	
Distribution to member	($950,000)
Net cash used by financing activities	(950,000)
Net increase in cash during the fiscal year	$55,851
Cash at December 31, 2015	18,951
Cash at December 31, 2016	$74,802
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

Pharus Securities, LLC
Statement of Changes in Member Equity
For the Year Ended December 31, 2016

	Common Units	Retained Earnings	Member Equity
Balance at December 31, 2015	$94,000	$182,912	$276,912
Distribution to member		(950,000)	(950,000)
Net income		992,396	992,396
Balance at December 31, 2016	$94,000	$225,308	$319,308

Please see the notes to the financial statements.

Pharus Securities, LLC
Notes to the Financial Statements
For the Year Ended December 31, 2016

1. Organization

Pharus Securities, LLC (the Company) is a privately held limited liability company formed in Delaware in 2007 for the purpose of conducting business, beginning in 2008, as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenues- Revenues and related fees are recorded when they are earned and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Investment in Preferred Units: In June of 2015, the Company purchased preferred units in a privately held company. This investment is carried at cost and has no readily determinable fair value. Management has determined that the investment has not been impaired at December 31, 2016.

Income taxes- The Company's taxable income is reported by the individual members and therefore, no provision for federal income taxes has been included in these financial statements.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

The equity investment at cost asset is classified as a Level 3 investment using the above hierarchy.

Cash, prepaid expenses, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2015 because of their short-term nature.

4. Related Party Transactions

The Company has entered into an agreement to share various administrative expenses with a company related to the Company through common ownership. Under the terms of the agreement, the Company is obliged to pay the related party for administrative costs as defined by the agreement.

5. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2016 through the date of this report and found no material subsequent events occurring during this period.

Schedule I & II

Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

CREDIT:	
Member equity	$319,308
DEBITS:	
Nonallowable assets:	
Equity investment- at cost	(250,000)
Prepaid expenses	(10,459)
NET CAPITAL	$58,849
Less haircuts on securities	0
ADJUSTED NET CAPITAL	$58,849
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$53,849
AGGREGATE INDEBTEDNESS:	$15,953
AGGREGATE INDEBTEDNESS TO NET CAPITAL	27.11%
Excess net capital previously reported	$53,849
Adjustments	0
Excess net capital per audited report	$53,849

PHARUS SECURITIES, LLC

December 31, 2016

Rule 15c3-3 Exemption Report

Pharus Securities LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief Pharus Securities LLC states the following:

Pharus Securities LLC claimed an exemption under provision 17 C.F.R. section 240.15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Pharus Securities LLC met the identified provision throughout the most recent fiscal year without exceptions.

Thank you,

Kenneth Harrell, Managing Member

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 747-6565 95 Locust
Avenue
Fax (732) 747-1230 Red Bank,
NJ 07701
LKremerCPA.com
LeighKremer@verizon.net

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report in which (1) Pharus Securities, LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Pharus Securities, LLC claimed an exemption from 17 C.F.R. section 240.15c3-3: 2(ii) (the "exemption provisions) and (2) Pharus Securities, LLC stated that it has met the identified exemption provisions through the most recent fiscal year without exception. Pharus Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about Pharus Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Leigh J. Kremer, CPA
Red Bank, N.J.
February 22, 2017

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 747-6565
Fax (732) 747-1230
LKremerCPA.com

95 Locust Avenue
Red Bank, NJ 07701
LeighKremer@verizon.net

The Member
Pharus Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2016, which were agreed to by Pharus Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Pharus Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Pharus Securities, LLC's management is responsible for the Pharus Securities, LLC's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Leigh J Kremer, CPA
Red Bank, NJ 07701
February 22, 2017